UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT _______)*

                           CAPITAL RESERVE CORPORATION
                                (Name of Issuer)

                       CLASS A COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   140448 30 9
                                 (CUSIP Number)


    FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                FEBRUARY 3, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 140448 30 9                                                PAGE 2 OF 8


                                  SCHEDULE 13D

          1            NAME OF REPORTING PERSONS                   GLEN C. LODER

                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                       (See Instructions)                                (b) [ ]

          3            SEC USE ONLY

          4            SOURCE OF FUNDS (See Instructions)
                       SC

          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       CANADIAN

      NUMBER OF                       7                SOLE VOTING POWER
     SHARES BENE                                       112,000 SHARES
      FICIALLY
      OWNED BY                        8                SHARED VOTING POWER
        EACH                                           -0-
      REPORTING
     PERSON WITH                      9                SOLE DISPOSITIVE POWER
                                                       112,000 SHARES

                                     10                SHARED DISPOSITIVE POWER
                                                       -0-

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       112,000 SHARES

         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       7.4 %

         14            TYPE OF REPORTING PERSON*
                       IN

       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 OF 8
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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CUSIP NO. 140448 30 9                                                PAGE 3 OF 8


ITEM. 1           SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, no par value, of Capital Reserve Corporation (the "Issuer"). Its principal executive offices are located at #11- 1861 Beach Avenue, Vancouver, British Columbia V6G 1Z1 Canada.

ITEM 2.           IDENTITY AND BACKGROUND.

The person filing this statement is Glen C. Loder. Mr. Loder is a Canadian citizen. Mr. Loder's business address is #11-1861 Beach Avenue, Vancouver, British Columbia V6G 1Z1 Canada. Mr. Loder's principal occupation is as a promoter. Mr. Loder is self-employed through Western Depository Corp. whose address is #11-1861 Beach Avenue, Vancouver, British Columbia V6G 1Z1 Canada.

During the past five years Mr. Loder has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years Mr. Loder has not been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of the Stock Purchase Agreement between Ralph W. Newton, Jr., Patricia L. Newton (collectively the "Newtons"), and Glen C. Loder, the Issuer is in the process of conducting a private placement of up to 5,000,000 shares of the Corporation's Class A Common Stock, no par value (the "Shares") pursuant to Rule 506 of Regulation D. The Issuer is offering the shares at $0.10 per share, or an aggregate offering price of $500,000. The first $40,000 from the sale of the Shares was paid to Mr. Loder. On February 3, 1999, Mr. Loder paid the Newtons $40,000 to complete the acquisition of the Newton's shares. Mr. Loder also has caused the Issuer to grant a stock option to the Newtons, pursuant to which the Newtons may acquire up to 200,000 shares of the Issuer's Class A Common Stock at a price of $0.25 per share. The option may be exercised at any time and expires on February 3, 2001.

ITEM 4.           PURPOSE OF TRANSACTION.

Mr. Loder acquired 140,000 shares of Class B Preferred Stock from Ralph W. Newton, Jr. and Patricia L. Newton, in a private transaction, for the purpose of obtaining voting control over the Issuer's board of directors. Mr. Loder paid the Newtons $40,000 for the shares ($0.35 per share) and has caused the Issuer to grant a stock option to the Newtons pursuant to which the Newtons may acquire up to 200,000 shares of the Issuer's Class A Common Stock at a price of $0.25 per share. The option may be exercised at any time and expires on February 3, 2001.

As the holder of a majority of the Class B Preferred Stock, Mr. Loder has the right to appoint a majority of the Issuer's board of directors. Mr. Loder will continue to hold his shares of the Issuer for investment purposes but may transfer or sell the shares as necessary. Mr. Loder has caused the Issuer to conduct a private placement of up to 5,000,000 shares of the Corporation's Class A Common Stock, no par value (the "Shares") pursuant to Rule 506 of Regulation
D. The Issuer is offering the shares at $0.10 per share, or an aggregate offering price of $500,000. As of February 10, 1999, the Issuer had sold approximately 850,000 shares in the Rule 506 offering.



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CUSIP NO. 140448 30 9                                                PAGE 4 OF 8


Each share of Class B Preferred Stock is convertible into .8 shares of Class A Common Stock.

In connection with the agreement by Mr. and Mrs. Newton to sell their shares, Mr. Newton and Linda M. Opfer resigned as officers and directors of the Issuer. On October 6, 1998, Mr. Loder was appointed as the President, Treasurer and a director, and Sharon M. Patmore was appointed as the Secretary and a director of the Issuer. The Company has not identified any potential acquisition targets, but it is anticipated that in the future the Company will engage in an extraordinary corporate transaction, such as a merger, reorganization or liquidation. Any such transaction would result in a change of the Issuer's business and/or corporate structure.

Other than described above, Mr. Loder does not have any other present plans or proposals which relate to or would result in:

         (1) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

         (2) any material change in the present capitalization or divided policy of the Issuer;

         (3) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (4) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

         (5) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

         (6)      any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Loder will continue to review his investment in the Issuer and reserves the right to change his intention with respect to any or all of such matters.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a) As of February 16, 1999, Mr. Loder owned beneficially and of record 140,000 shares (56%) of the Issuer's Class B Preferred Stock. Each share of Class B Preferred Stock is convertible at any time into .8 shares of Class A Common Stock. Mr. Loder, therefore, is deemed to be the beneficial owner of 112,000 shares (7.4%) of the Issuer's Class A Common stock.

(b) As of February 16, 1999, Mr. Loder has the sole power to vote and dispose of any shares issued upon conversion of the Class B Preferred Stock.

(c) During the sixty day period preceding the filing of this Schedule 13D, Mr. Loder did not have any transactions in the stock of the Issuer, other than those described above in Item 3 and Item 4.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Mr. Loder's shares.

(e) Mr. Loder continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.



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CUSIP NO. 140448 30 9                                                PAGE 5 OF 8


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On October 6, 1998, Ralph W. Newton, Jr. and Patricia L. Newton entered into an agreement to sell their combined 140,000 shares of Class B Preferred Stock. Mr. and Mrs. Newton collectively owned a majority of the outstanding shares of Class B Preferred Stock (56%) and as a class, the holders of Class B Preferred Stock have the right to elect a majority of the directors. The transaction closed on February 3, 1999.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

A copy of the Stock  Purchase  Agreement  described  in Item 6 above is filed as
Exhibit 1 hereto.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 16,1999                              /S/GLEN C. LODER
                                                     Glen C. Loder
18537.1

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